Exhibit 99(a)
Supplement to Present Required Information in Searchable Format

FIVE-YEAR PERFORMANCE GRAPH
	2019	2020	2021	2022	2023	2024

GE	$100	$97	$107	$95	$186	$307
S&P 500	$100	$118	$152	$125	$157	$197
S&P Industrial	$100	$111	$134	$127	$150	$176